Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 23, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Its First Six Months and Second Quarter 2011 Financial Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 23, 2011--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today approved its financial results for the second quarter and first six months of 2011.

1H 2011 financial results

  Net Group Profit of € 6.6 million vs. a Net Group Loss of € 4.1 million in 1H 2010
  Negative EBIT of € 8.1 million, vs. a positive EBIT of € 2.7 million in 1H 2010
  Industrial Margin was € 83.3 million as compared to € 103.3 million in 1H 2010
  Total Net Sales were € 242.4 million, down 10.8% as compared to 1H 2010

2Q 2011 financial results

  Net Group Profit of € 9.6 million vs. a Net Group Loss of € 2.8 million in 2Q 2010
  Negative EBIT of € 5.5 million, vs. a positive EBIT of € 2.3 million in 2Q 2010
  Industrial Margin was € 40.6 million as compared to € 54.6 million in 2Q 2010
  Total Net Sales were € 121.4 million, down 16.4% as compared to 2Q 2010
  Positive Net Financial Position of €61.6 with a considerable improvement as compared to December 31, 2010.

1H 2011 financial results

Total Net Sales (including raw materials and semi-finished products sold to third parties) were € 242.4 million, decreasing by 10.8% with respect to 2010.
Total upholstery sales totalled € 211.0 million with a decline of 12.9% over the same period in 2010.
In particular, the Natuzzi brand was down 4.2%, while the “all brands” marked a decrease of 19.4%. Within the Natuzzi brand, the decline is mainly concentrated in Europe, while there is positive performance in the Americas and Rest of World.
Sales of “all brands” (-19.4%) affected in particular by the sharp decline in North America, whose results were negatively impacted by the relocation of existing production sites in China to a new plant that generated delays in production today returned to normal.
Other sales have registered a total increase of 6.4% thanks to strong sales of accessories.

Industrial margin, 34.4% of sales compared to 38.0% in the first six months of 2010, mainly reflects the increase in prices of raw materials and labour costs (in particular China and Romania).

Transportation costs, showed a decline in absolute terms or €3.1 million and a percentage of sales in line with the first half of 2010.

Commissions, as well as advertising costs, registered a total reduction versus the first six months of 2011, of €3.4 million.

Commercial and administrative costs (SG & A) allowed an improvement in absolute terms amounted to € 2.7 million versus the first six months 2010, although the impact on net sales rose from 21.0% in 1H 2010 to 22.4% in 1H 2011.

EBITDA amounted to € 2.0 million in 1H of 2011 versus €14.9 million in 1H of 2010 as a result of deterioration in EBIT, (negative for €8.1 million in 1H of 2011 as compared to a positive margin of € 2.7 million in the same period of last year).

Finally, the net result of the Group for 1H of 2011 recorded a profit amounted to € 6.6 million as compared to a loss of € 4.1 million in 1H of 2010, thanks to extraordinary income from the reimbursement obtained by the Chinese authorities for the relocation of one of the Group factories in China.

2Q 2011 financial results

Total Net Sales for € 121.4 (including raw materials and semi-finished products sold to third parties) while remaining in line with sales in the first quarter of 2011, decreased by 16.4% with respect to 2010.
Total upholstery sales totalled € 105.6 million with a decline of 19.3% over the same period in 2010.
The break-down of upholstery net sales by geographic area was as follows: Europe (excluding Italy) 40.1%, the Americas 34.4%, Italy 11.0% and Rest of the World 14.5%.

Industrial margin, 33.4% of sales compared to 37.6% in the second quarter of 2010, mainly reflects the increase in labour costs both in China and Romania and the further increase in prices of raw materials.

Transportation costs, by contrast, reported a positive slowdown, which showed a reduction in costs both in absolute terms for € 2.8 million that in terms of percentage on net sales with a decrease of 0.5%.
Even commissions, as well as advertising costs have registered a reduction in the second quarter of 2011, respectively reporting a decrease of € 1.3 million and € 1.5 million.

The rationalization of the commercial and administrative costs (SG & A) allowed an improvement in absolute terms amounted to € 0.6 million versus the second quarter of 2010, although the impact on net sales rose from 20.0% in the second quarter of 2010 to 23.5% in the second quarter of 2011.

EBITDA amounted to a negative € 0.5 million in the second quarter of 2011 versus a positive € 8.2 million in the second quarter of 2010 as a result of deterioration in EBIT margin, which ended with a loss of € 5.5 million in the second quarter of 2011 compared to a positive margin of € 2.3 million in the same period of last year.

Finally, the net result of the Group for the second quarter of 2011 recorded a profit amounted to € 9.6 million compared to a loss of €2.8 million in the second quarter of 2010, thanks to the extraordinary income from the reimbursement by the Chinese authorities to transfer one of the Chinese factories of the Group .

Balance Sheet

A strong improvement of net financial position was recorded at June 30, 2011 which rose from € 45.6 million at December 31, 2010 to € 61.6 million as at June 30, 2011.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., commented, "In the first half of 2011 the world's economies have continued to show uncertainty which is even increasing in recent weeks. The consequence is that the demand for consumer goods - especially durable ones - remains to be weak and volatile. Macroeconomic performance and some internal factors explain the decline of the Natuzzi Group sales by 12.9%, recorded by the Group in this first half. Specifically, however, I would emphasize that the Natuzzi brand sales have shown signs of recovery in the American market with + 5.3% and in the Asian market with + 3.0%. In contrast, sales of “all brands” show a general decline, with the largest drop recorded in the North American market. The main reason for this decline was the relocation of the new factory in China that led to delays in production for export to North America. This problem has now been resolved and the new production facility has begun to deliver faster service to the markets.
We are aware of the difficulties that still exist for the next six months due to the difficult economic environment. Although the return to normal production levels in China and commercial activities with the most important customers in Europe and North America let us predict improvement in the coming months, we will still need to wait until next year to turn our efforts into incremental revenue. Our solid financial position also allows us to continue investing in product and process innovations to regain market share in more mature markets and to grow in emerging markets like India, China and Brazil".

The Company will host a conference call on September 26th, 2011 at 10:00 a.m. Eastern Time (4.00 pm European Continental time) to discuss second quarter and six months 2011 financial results. To participate, dial in toll-free 1-888-487-0361 and toll International 1-719-325-2180. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section.

A replay of the call will be available shortly after the completion of the conference call through October 26th. To access the telephone replay, participants should dial 1-877-870-5176 for domestic calls and 1-858-384-5517 for international calls. The access code for the replay is: 3906144.

About Natuzzi
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 518.6 million in 2010. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on June 30, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	June 30, 2011	June 30, 2010%		June 30, 2011	June 30, 2010

Upholstery net sales	105.6	130.9	-19.3%	87.0%	90.2%
Other sales	15.8	14.3	10.5%	13.0%	9.8%
Total Net Sales	121.4	145.2	-16.4%	100.0%	100.0%

Consumption (*)	(52.1)	(62.4)	-16.5%	-42.9%	-43.0%
Labor	(20.5)	(20.6)	-0.5%	-16.9%	-14.2%
Industrial Costs	(8.2)	(7.6)	7.9%	-6.8%	-5.2%
of which Depreciation, Amortization	(2.4)	(2.9)
Cost of Sales	(80.8)	(90.6)	-10.8%	-66.6%	-62.4%

Industrial Margin	40.6	54.6	-25.6%	33.4%	37.6%

Selling Expenses
Transportation	(10.7)	(13.5)		8.8%	9.3%
Commissions	(2.0)	(3.3)		-1.6%	-2.3%
Advertising	(4.9)	(6.4)		4.0%	4.4%

Other Selling and G&A	(28.5)	(29.1)		23.5%	20.0%
of which Depreciation, Amortization	(2.6)	(3.0)

EBITDA	(0.5)	8.2		-0.4%	5.6%

EBIT	(5.5)	2.3		-4.5%	1.6%

Interest Income/(Costs), Net	(0.2)	(0.3)
Foreign Exchange, Net	(0.9)	1.1
Other Income/(Cost), Net	17.7	(2.6)

Earning before Income Taxes	11.1	0.5		9.1%	0.3%

Current taxes	(0.5)	(3.2)		-0.4%	-2.2%

Net result	10.6	(2.7)		8.7%	-1.9%

Minority interest	(1.0)	(0.1)

Net Group Result	9.6	(2.8)		7.9%	-1.9%

Net Group Result per Share	0.18	(0.05)

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	June 30, 2011	June 30, 2010%		June 30, 2011	June 30, 2010

Total Net Sales	174.8	209.0	-16.4%	100.0%	100.0%
Industrial Profit	58.4	78.6	-25.6%	33.4%	37.6%
EBIT	(7.9)	3.3	-339.1%	-4.5%	1.6%
Net Group Result	13.8	(4.0)	442.9%	7.9%	-1.9%
Net Group Result per Share	0.3	(0.1)

Average exchange rate (U.S.$ per €)	1.4395

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	June 30, 2011		June 30, 2010		Change %	June 30, 2011		June 30, 2010		Change %

Americas	36.3	34.4%	49.0	37.4%	-25.9%	201,095	45.5%	259,429	47.5%	-22.5%
Natuzzi	3.8	3.6%	3.3	2.5%	15.2%	11,854	2.7%	8,234	1.5%	44.0%
All brands (*)	32.5	30.8%	45.7	34.9%	-28.9%	189,241	42.8%	251,195	46.0%	-24.7%

Europe	42.3	40.1%	52.5	40.1%	-19.4%	147,630	33.4%	186,053	34.0%	-20.7%
Natuzzi	23.2	22.0%	26.5	20.2%	-12.5%	48,244	10.9%	53,882	9.9%	-10.5%
All brands (*)	19.1	18.1%	26.0	19.9%	-26.5%	99,386	22.5%	132,171	24.2%	-24.8%

Italy (Natuzzi)	11.7	11.0%	13.1	10.0%	-10.7%	33,966	7.7%	40,462	7.4%	-16.1%

Rest of the world	15.3	14.5%	16.3	12.5%	-6.1%	59,196	13.4%	60,505	11.1%	-2.2%
Natuzzi	8.4	8.0%	8.8	6.7%	-4.5%	20,767	4.7%	20,790	7.4%	-0.1%
All brands (*)	6.9	6.5%	7.5	5.7%	-8.0%	38,429	8.7%	39,715	7.3%	-3.2%

Total	105.6	100.0%	130.9	100.0%	-19.3%	441,887	100.0%	546,449	100.0%	-19.1%

				Brands breakdown
	Net sales million euro					Net sales seats

		three months ended on					three months ended on

	June 30, 2011		June 30, 2010		Change %	June 30, 2011		June 30, 2010		Change %

Natuzzi	47.1	44.6%	51.7	39.5%	-8.9%	114,831	26.0%	123,368	22.6%	-6.9%

All brands (*)	58.5	55.4%	79.2	60.5%	-26.1%	327,056	74.0%	423,081	77.4%	-22.7%

Total	105.6	100.0%	130.9	100.0%	-19.3%	441,887	100.0%	546,449	100.0%	-19.1%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

	Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the quarter ended on June 30, 2011 on the basis of Italian GAAP
	(expressed in millions Euro except for share data)

	Six months ended on		Change	Percent of Sales
	June 30, 2011	June 30, 2010%		June 30, 2011	June 30, 2010

Upholstery net sales	211.0	242.2	-12.9%	87.0%	89.1%
Other sales	31.4	29.5	6.4%	13.0%	10.9%
Total Net Sales	242.4	271.7	-10.8%	100.0%	100.0%

Consumption (*)	(103.2)	(112.1)	-7.9%	-42.6%	-41.3%
Labor	(40.1)	(40.2)	-0.2%	-16.5%	-14.8%
Industrial Costs	(15.8)	(16.1)	-1.9%	-6.5%	-5.9%
of which Depreciation, Amortization	(5.0)	(6.0)
Cost of Sales	(159.1)	(168.4)	-5.5%	-65.6%	-62.0%

Industrial Margin	83.3	103.3	-19.4%	34.4%	38.0%

Selling Expenses
Transportation	(22.0)	(25.1)		9.1%	9.2%
Commissions	(4.2)	(5.7)		1.7%	2.1%
Advertising	(10.8)	(12.7)		4.5%	4.7%

Other Selling and G&A	(54.4)	(57.1)		22.4%	21.0%
of which Depreciation, Amortization	(5.1)	(6.2)

EBITDA	2.0	14.9		0.8%	5.5%

EBIT	(8.1)	2.7		-3.3%	1.0%

Interest Income/(Costs), Net	(0.3)	(0.7)
Foreign Exchange, Net	(0.2)	2.1
Other Income/(Cost), Net	17.4	(2.3)

Earning before Income Taxes	8.8	1.8		3.6%	0.7%

Current taxes	(1.2)	(5.8)		-0.5%	-2.1%

Net result	7.6	(4.0)		3.1%	-1.5%

Minority interest	(1.0)	(0.1)

Net Group Result	6.6	(4.1)		2.7%	-1.5%

Net Group Result per Share	0.12	(0.07)

Key Figures in U.S. dollars	Six months ended on		Change	Percent of Sales
(millions)	June 30, 2011	June 30, 2010%		June 30, 2011	June 30, 2010

Total Net Sales	340.5	381.7	-10.8%	100.0%	100.0%
Industrial Profit	117.0	145.1	-19.4%	34.4%	38.0%
EBIT	(11.4)	3.8	-400.0%	-3.3%	1.0%
Net Group Result	9.3	(5.8)	261.0%	2.7%	-1.5%
Net Group Result per Share	0.2	(0.1)

Average exchange rate (U.S.$ per €)	1.4047

(*) Purchases plus beginning stock minus final stock and leather processing

			UPHOLSTERY NET SALES BREAKDOWN

			Geographic breakdown
	Net sales million euro					Net sales seats

		Six months ended on					Six months ended on

	June 30, 2011		June 30, 2010		Change %	June 30, 2011		June 30, 2010		Change %

Americas	63.7	30.2%	84.9	35.1%	-25.0%	353,023	40.7%	457,123	45.1%	-22.8%
Natuzzi	8.0	3.8%	7.6	3.1%	5.3%	24,370	2.8%	19,781	2.0%	23.2%
All brands (*)	55.7	26.4%	77.3	31.9%	-27.9%	328,653	37.9%	437,342	43.2%	-24.9%

Europe	90.4	42.8%	99.7	41.2%	-9.3%	319,644	36.9%	360,810	35.6%	-11.4%
Natuzzi	47.8	22.7%	51.1	21.1%	-6.5%	104,847	12.1%	113,986	11.3%	-8.0%
All brands (*)	42.6	20.1%	48.6	20.1%	-12.3%	214,797	24.8%	246,824	24.4%	-13.0%

Italy (Natuzzi)	26.7	12.7%	28.7	11.8%	-7.0%	82,007	9.5%	86,956	8.6%	-5.7%

Rest of the world	30.2	14.3%	28.9	11.9%	4.5%	112,398	13.0%	107,873	10.7%	4.2%
Natuzzi	17.2	8.2%	16.7	6.9%	3.0%	41,156	4.7%	39,183	8.6%	5.0%
All brands (*)	13.0	6.1%	12.2	5.0%	6.6%	71,242	8.2%	68,690	6.8%	3.7%

Total	211.0	100.0%	242.2	100.0%	-12.9%	867,072	100.0%	1,012,762	100.0%	-14.4%

				Brands breakdown
	Net sales million euro					Net sales seats

		Six months ended on					Six months ended on

	June 30, 2011		June 30, 2010		Change %	June 30, 2011		June 30, 2010		Change %

Natuzzi	99.7	47.3%	104.1	43.0%	-4.2%	252,380	29.1%	259,906	25.7%	-2.9%

All brands (*)	111.3	52.7%	138.1	57.0%	-19.4%	614,692	70.9%	752,856	74.3%	-18.4%

Total	211.0	100.0%	242.2	100.0%	-12.9%	867,072	100.0%	1,012,762	100.0%	-14.4%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at June 30, 2011 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	30-Jun-11	31-Dec-10

Current assets:
Cash and cash equivalents	76.0	61.1
Marketable debt securities		0.0
Trade receivables, net	87.7	95.8
Other receivables	57.6	51.7
Inventories	94.4	87.4
Unrealized foreign exchange gains	0.7	0.2
Prepaid expenses and accrued income	1.9	1.3
Deferred income taxes	1.6	1.1

Total current assets	319.9	298.6

Non current assets:
Net property, plant and equipment	171.6	196
Other assets	6.5	9.3

Total non current assets	178.1	205.3

TOTAL ASSETS	498.0	503.9

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	0	0.1
Current portion of long-term debt	2.9	2.6
Accounts payable-trade	66.2	64.3
Accounts payable-other	25.9	27.9
Unrealized foreign exchange losses	0.1	1.1
Income taxes	1.2	2.9
Salaries, wages and related liabilities	9.8	9.9

Total current liabilities	106.1	108.8

Long-term liabilities:
Employees' leaving entitlement	27.7	28.4
Long-term debt	11.5	12.8
Deferred income for capital grants	10.1	10.4
Other liabilities	15.3	18.2

Total long-term liabilities	64.6	69.8

Minority interest	3.0	2.1

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	248.1	247.0

Total shareholders' equity	324.3	323.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	498.0	503.9

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)
	June 30, 2011	Dec 31, 2010
Cash flows from operating activities:
Net earnings (loss)	6.6	(11.1)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10.1	23.4
Employees' leaving entitlement	2.7	(1.2)
Deferred income taxes	(0.5)	(0.4)
Minority interest	1.0	0.1
(Gain) loss on disposal of assets	(20.7)	0.6
Unrealized foreign exchange losses and gains	(1.5)	0.8
Impairment of long lived assets
Deferred income for capital grants	(0.3)	(0.7)
Non monetary operating costs	(9.2)	22.6

Change in assets and liabilities:
Receivables, net	8.1	1.2
Inventories	(7.1)	(5.8)
Prepaid expenses and accrued income	(0.5)	0.1
Other assets	(5.9)	2.8
Accounts payable	1.9	(2.2)
Income taxes	(1.8)	(0.7)
Salaries, wages and related liabilities	(0.1)	(5.1)
Other liabilities	(7.6)	(0.2)

Net working capital	(13.0)	(9.9)

Net cash provided by operating activities	(15.6)	1.6

Cash flows from investing activities:
Property, plant and equipment:
Additions	(11.9)	(17.9)
Disposals	0.1	0.2
Proceeds from sales	45.0
Marketable debt securities:		-

Net cash used in investing activities	33.2	(17.7)

Cash flows from financing activities:
Long-term debt:
Proceeds		9.8
Repayments	(1.0)	(1.3)
Short-term borrowings	(0.1)	(0.7)
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	(1.1)	7.8

Effect of translation adjustments on cash	(1.6)	3.1

Increase (decrease) in cash and cash equivalents	14.9	(5.2)

Cash and cash equivalents, beginning of the year	61.1	66.3

Cash and cash equivalents, end of the year	76.0	61.1

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa
cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 347 2380064
Renèe Bernhard
rbernhard@natuzzi.com
or
Tel.: + 39 080 8820676
Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	September 23, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi